UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Regulated Information

Change of ratio

March 7, 2014 – 10:00 p.m. CET

DELHAIZE GROUP ANNOUNCES ADS RATIO CHANGE

BRUSSELS, Belgium, March 7, 2014 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announces today that on April 7, 2014 the Delhaize Group American Depositary Shares (ADSs) traded on the New York Stock Exchange (NYSE) will undergo a ratio change that has the effect of a 4 for 1 split. The ratio will change from the current one ADS for one ordinary share to four ADSs for one ordinary share. There will be no change to Delhaize Group underlying ordinary shares.

The notice made by Citibank, N.A. to Delhaize Group ADS holders:

NOTICE OF CHANGE OF RATIO

FOR

DELHAIZE GROUP

AMERICAN DEPOSITARY SHARES

TO ALL HOLDERS AND BENEFICIAL OWNERS OF

AMERICAN DEPOSITARY SHARES (“ADSs”) OF DELHAIZE GROUP

COMPANY:	Delhaize Group, a societe anonyme/naamloze vennootschap organized under the laws of Belgium (the “Company”).

DEPOSITARY:	Citibank, N.A.

DEPOSITED SECURITIES:	Ordinary shares of the Company (the “Shares”).

DEPOSIT AGREEMENT:	Second Amended and Restated Deposit Agreement, dated as of May 3, 2013 (“Deposit Agreement”), by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder.

ADS CUSIP NO.:	29759W101.

ADS TICKER SYMBOL:	DEG.

EFFECTIVE DATE:	April 7, 2014.

Notice is hereby given that the ADS-to-Share ratio will be changed, effective as of the Effective Date, as follows:

Existing ADS-to-Share Ratio:	1 ADS to 1 Share
New ADS-to-Share Ratio:	4 ADSs to 1 Share

No action on the part of Holders or Beneficial Owners is required. As a result of the ratio change, holders of ADSs will be receiving 3 additional ADSs for every ADS held as of the ADS record date of April 1, 2014. The books of the Depositary will be closed for ADS issuances and cancellations from close of business in New York on April 1, 2014 through the close of business in New York on April 9, 2014.

Please note that ADRs that were issued prior to the Effective Date and do not reflect the new ADS-to-Share ratio, do not need to be exchanged for new ADRs and may remain outstanding until such time as the Holder chooses to surrender them for any reason under the Deposit Agreement.

A copy of the form of ADR reflecting the new ADS-to-Share ratio will be filed with the U.S. Securities Exchange Commission (“SEC”) by the Depositary pursuant to Rule 424(b) under the Registration Statement on Form F-6 for the ADSs

(Reg. No. 333–156798) on or before April 7, 2014 and may be retrieved after such date from the SEC website at www.sec.gov.

If you have any questions regarding the above, please contact the Delhaize ADR Shareholder Services line at Citibank, N.A. at

1-877-853-2191.

CITIBANK, N.A.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of 2013, Delhaize Group’s sales network consisted of 3 534 stores. In 2013, Delhaize Group posted €21.1 billion ($28.0 billion) in revenues. In 2012, Delhaize Group posted €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, the change in ADS ratio will make Delhaize Group’s ADSs appealing to a wider investor audience; and the value of an investment in Delhaize Group ADSs will not be impacted by the ratio change; strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 10, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President